UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 11, 2010

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Announces First Quarter 2010 Results
Total revenues and other operating income of €65.7 million were lower compared to €73.7 million in Q109 due to phasing of shipments into Q210. Strong April sales of Quinvaxem® expected to drive very strong second quarter revenues.
R&D expenses increased 31% to €20.0 million. Operating loss of €4.3 million.
Net loss of €2.3 million. Undiluted EPS of minus €0.03.
Quarter-end cash and short-term liquidities €382.7 million.

2010 guidance reiterated: Use continued strong operating cash flow to accelerate product development. R&D spending to increase by over one-third.
Maintain a healthy operating profit.
Revenues and other operating income1 broadly in line with 2009.

Leiden, the Netherlands (May 11, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced its financial results for the first quarter of 2010, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Business Highlights:

•	Crucell today announced the start of a new Phase I clinical study in Burkina Faso of its AdVac®-based malaria vaccine vector. This is the first study evaluating the safety and immunogenicity of this AdVac®-based malaria vaccine vector candidate in a population residing in a malaria endemic area.

•	Crucell announced the award from UNICEF of an additional $110 million to supply its paediatric vaccine Quinvaxem® to the developing world. This latest order brings the total value of tenders awarded since the launch of Quinvaxem® at the end of 2006 to $910 million.

•	Crucell announced that it has signed a binding letter of agreement with GlaxoSmithKline Biologicals (GSK) to collaborate on developing a second generation malaria vaccine candidate. Pre-clinical data from earlier studies indicated significantly enhanced immune responses against the malaria parasite when Crucell’s Adenovirus (AdVac®) technology and GSK’s RTS,S/AS technology are used in combination, versus either component alone[2].

•	Crucell and the Aeras Global TB Vaccine Foundation announced the start of a Phase II clinical trial of the jointly developed tuberculosis vaccine candidate AERAS-402/Crucell Ad35 in with HIV infected adults.

1 In guidance currencies = EUR/USD rate of 1.41
2  Stewart et al. Infection and Immunity, May 2007, p. 2283-2290, Vol. 75, No. 5

•	Research and development expenses increased, in line with full year guidance, with 31% compared to the same quarter in 2009. A key development project involved the production of the unique monoclonal antibody against influenza. This monoclonal antibody has been manufactured in a mobile and fully disposable FlexFactory®. In addition, significant progress has been made in upscaling the production process, required to prepare for introduction of Epaxal® in the US.

•	The production of the influenza antigen for Crucell by our Taiwanese partner Adimmune has been accelerated during the first quarter, with process validation ongoing.
•	Technical completion of the new vaccine manufacturing facility in Incheon, Korea has been achieved in 13 months, and first test runs will start this month. The new facility will enable the further growth and highly efficient production of Quinvaxem® and Hepavax-Gene®, with a capacity of over 100 million doses annually.

•	In the first quarter of 2010 Crucell signed three license/vendor agreements, including agreements with Transgene and the Cancer Research UK Centre.
•	Crucell announced the appointment of Jerald C. Sadoff, MD as Chief Medical Officer at Crucell. Dr. Sadoff will be a member of Crucell’s Management Committee. The appointment of Dr. Sadoff follows the decision made by Crucell management in 2009, to establish a Product Development Group - a logical next step toward strengthening Crucell’s product development capabilities.

•	Crucell announced the nomination of William Burns, James Shannon and George Siber to join its Supervisory Board. The Supervisory Board of Crucell has nominated Mr. Burns, Mr. Shannon and Mr. Siber as new members of the Board, to be presented to Crucell's shareholders at the Company’s AGM on June 4, 2010.

Financial Highlights:

•	Combined total revenues and other operating income were €65.7 million, compared to €73.7 million in the first quarter of 2009. The decrease of 11% was attributable to the timing of shipments of Quinvaxem®.

•	Product sales were €49.3 million, a 22% decrease compared to the same period in 2009, representing sales of paediatric vaccines (53%), travel and endemic vaccines (32%), and other products (15%).
•	License revenues were €7.5 million in the first quarter, an increase of €3.0 million compared to the first quarter of 2009. The increase is mainly due to the recognition of revenues from the Johnson & Johnson collaboration.

•	Gross margins were 40%, compared to 45% in the first quarter of 2009. Gross margins were negatively influenced by foreign exchange effects related to the Korean Won and the US Dollar versus the Euro, as well as lower royalty income.

•	Research and development expenses increased to €20.0 million, compared to €15.3 million in the first quarter of 2009.
•	Operating loss of €4.3 million for the first quarter, compared to €2.4 million operating profit in the same period of 2009.
•	Net loss of €2.3 million for the first quarter of 2009, compared to a net profit of €0.2 million in the first quarter of 2009. Net loss per share of €0.03, compared to a break-even net result per share in the same period of 2009.

•	Cash used in operating activities decreased to €14.6 million compared to €20.1 million in the same period of 2009, due to movements in working capital.
•	Cash used in investing activities amounted to €16.5 million, which mainly includes investments in fixed assets.
•	Net cash used in financing activities for the first quarter was €18.6 million, compared to €4.5 million in the same period of 2009, reflecting the repayment of loan facilities in Korea.
•	Cash and cash equivalents decreased by €45.8 million during the first quarter to €282.1 million. In addition, short term financial assets amount to €100.6 million and represent deposits with maturities over 90 days, bringing quarter-end cash and short-term liquidities to €382.7 million.

•	On April 7th, 2010 Crucell filed its 2009 Annual Report and Form 20 F.

Key Figures:
(€ million, except net result per share)

First Quarter 2010	2010	2009	Change
	unaudited	unaudited

Total revenues and other operating income	65.7	73.7	(11)%
Operating profit/(loss)	(4.3)	2.4
Net profit/(loss)	(2.3)	0.2
Net result per share (basic)	(0.03)	0.00

Crucell's Chief Executive Officer Ronald Brus said:

“We are very pleased with the new award for Quinvaxem® and are honored to be able to supply this important vaccine for newborns in the developing world. We have a high quality product and large production capacity to fulfill this demand. Although timing of shipments influenced first quarter revenues, this new order and the acceleration of sales we already see in the second quarter, makes us very confident on the overall outlook for our vaccine sales for the year.

“In order to increase the speed of our pipeline development, we have hired leading experts in the field of vaccine development. In particular I am very excited that Dr. Jerry Sadoff has joined our management team as Chief Medical Officer. Our strengthened development organization, combined with increased R&D spending, will be an important value driver for our company going forward.”

Product Sales Update:
Product sales in the first quarter of 2010 decreased 22% over the same quarter in 2009 to €49.3 million and represent sales of paediatric vaccines (53%), travel and endemic vaccines (32%), and other products (15%). The decrease in product sales was attributable to the timing of shipments of Quinvaxem®.

Paediatric vaccines
Due to phasing of Quinvaxem® sales into the second quarter, first quarter product sales were lower than expected. This will be compensated by the strong April sales and is expected to drive very strong second quarter revenues.

Crucell announced the award from UNICEF of an additional $110 million to supply its paediatric vaccine Quinvaxem® to the developing world. This latest order brings the overall value of tenders awarded to Crucell for the period of 2010-2012 to $410 million. This is in addition to the $500 million obtained over the tender period 2007-2009. They bring the total value of contracts awarded since the launch of Quinvaxem® at the end of 2006 to $910 million.

Travel and endemic vaccines
Epaxal® sales in the first quarter of 2010 improved over the same quarter of last year, driven by strong sales in Korea. In addition, significant progress has been made in upscaling the production process, required to prepare for introduction of Epaxal® in the US.

Respiratory vaccines
In the absence of another pandemic threat, the overall demand for seasonal respiratory vaccines like Crucell’s influenza vaccine Inflexal® V could be below last year’s levels. In addition, the production of specific antigens for this year’s seasonal vaccine appears more challenging than last year.

Research & Development Highlights:

•	Human Monoclonal Antibodies against a broad range of Influenza strains (pre-clinical): In September 2009 Johnson & Johnson, through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., and Crucell entered into a strategic collaboration for the development and commercialization of a universal monoclonal antibody product (flu-mAb) for the treatment and prevention of influenza. An important activity in the development of this flu-mAb has been the first production of this antibody product in a mobile and fully disposable FlexFactory®. In addition the strategic collaboration involves four innovative discovery programs focusing on the development and commercialization of a universal influenza vaccine as well as vaccines directed against three other infectious and non-infectious disease targets. Activities for the universal influenza vaccine started in January. The universal influenza vaccine will be designed based on specific epitopes of our broadly cross-neutralizing influenza antibodies. The selection of the other innovation targets is ongoing.

•	Rabies Human Monoclonal Antibody Combination/CL184 (Phase II): An additional Phase II study in India is planned to start in the second half of 2010. This study is designed to collect safety and neutralizing activity data of the CL184 antibody in combination with the vaccine in a simulated rabies post-exposure prophylaxis setting.

•	Tuberculosis Vaccine (Phase II): To date, data from all AERAS-402/Crucell Ad35 trials support the immunogenicity and acceptable safety profile of the TB candidate vaccine at all dose levels evaluated.
•	In April Crucell and Aeras announced the start of a Phase II clinical trial of AERAS-402/Crucell Ad35. The Phase II study is designed to test the safety and efficacy of AERAS-402/Crucell Ad35 in adults infected with HIV and is being conducted by the Aurum Institute in Klerksdorp, South Africa.

•	In January 2010, a Phase I clinical trial was initiated in Portland, Oregon. This trial is using a known immunogenic regimen of BCG and the candidate vaccine in healthy adults, followed by collection of large numbers of immune cells, for more detailed analysis of the immune response to AERAS-402/Crucell Ad35. The study is currently enrolling.

•	Malaria Vaccine (Phase I): In December 2009 boost vaccinations for the final group of volunteers of a Phase I trial in the USA have been completed. Analysis of unblinded safety data revealed an acceptable safety profile. Available immunogenicity data indicate that the Ad35-CS vector induces humoral and cellular responses.

Crucell today announced the start of a new Phase I clinical study in Burkina Faso. Crucell is developing its malaria vaccine vector in collaboration with the NIAID/NIH, the Centre National de Recherche et de Formation sur le Paludisme’ (CNRFP) in Burkina Faso, and the Noguchi Memorial Institute for Medical Research at the University of Ghana.

In April Crucell announced that it has signed a binding letter of agreement with GlaxoSmithKline Biologicals (GSK) to collaborate on developing a second generation malaria vaccine candidate. Pre-clinical data from earlier studies indicated significantly enhanced immune responses against the malaria parasite (circumsporozoite stage of the Plasmodium falciparum) when Crucell’s AdVac® technology and GSK’s RTS,S/AS technology are used in combination, versus either component alone.

•	Flavimun® - Live Attenuated Yellow Fever Vaccine (Phase III): Flavimun® was submitted for registration in Switzerland in March 2009. A dedicated team is currently reviewing outstanding questions from the Swiss authorities.

Appointments and Nominations:

Dr. Jerald C. Sadoff was appointed Chief Medical Officer and serves as a member of Crucell’s Management Committee. Prior to joining Crucell, Dr. Sadoff worked at the Aeras Global TB Vaccine Foundation, were he became President and Chief Executive Officer in June 2003. While at Aeras, Dr. Sadoff developed the world's leading portfolio of TB vaccine candidates, with two of the four candidates currently being tested in Africa in Phase IIB efficacy trials, built a strong network of development partnerships, and created a world-class vaccine manufacturing infrastructure.

Crucell’s Supervisory Board will propose the nomination of William Burns, James Shannon and George Siber as members of Crucell's Supervisory Board at the company’s AGM on June 4, 2010.

•	Mr. Burns (1947), a British national, has built a distinguished track record in the pharmaceutical industry over the last 40 years. Most recently Mr. Burns served as the CEO of the Pharmaceuticals Division of Roche.

•	Mr. Shannon (1956), a British national, with over 20 years of experience in senior development positions, most recently served as Head of Global Development at Novartis Pharma AG in Basel.
•	Mr. Siber (1944), an American national, has extensive drug development experience and has been developing vaccines since his days in the public health service, a career of 35 years (post academic work). Previously Mr. Siber was the Executive Vice President and Chief Scientific Officer of Wyeth Vaccines.

Korean Production Facility:

In October 2008 Crucell announced that an agreement was reached to relocate Crucell’s Korean production facility from the Shingal site in Yongin City, Korea to the Incheon Free Economic Zone, Korea. Construction activities at the new site started in December 2008 and technical completion was reached within 13 months. First test runs will start this month. The new facility will enable the further growth and efficient production of Quinvaxem® and Hepavax-Gene®, with a capacity of over 100 million doses. The investments in the new facility are expected to total approximately €50 million.

The Crucell Ambition:

In 2008, The Crucell Ambition program was rolled out throughout the Company, focusing on four priority areas. These areas are: Organization & People, Focus, Operational Excellence, and Deliver on Promises.

The Operational Excellence ‘Healthy Ambition’ part of the program achieved just over €30 million in run-rate savings at the end of 2009. Subsequently to this program, the Company started an ERP/SAP project. On April 12, implementation of SAP in the Netherlands was successfully achieved. The program will continue to roll out during the year.

Manufacturing & Licensing Agreements:

•	Crucell announced a non-exclusive HER96 license agreement with France-based Transgene for use of this technology in the area of infectious diseases. Financial details of the agreement were not disclosed. [January 2010]

•	Crucell announced a non-exclusive, worldwide PER.C6® license agreement with the Cancer Research UK Centre, School of Cancer Sciences, University of Birmingham to manufacture, use and develop an adenovirus-based gene therapy product for the treatment and/or prophylaxis of prostate cancer, limited to performing Phase I clinical studies. Financial details of the agreement were not disclosed. [January 2010]

Patents:
In Q1 2010 Crucell was granted a total of 13 patents, including patents for:

•	Antibodies against virus that causes SARS, in Australia and in India
•	Cell lines for improved adenovirus production, in India
•	Engineering of protein glycoforms using PER.C6® expression technology, in Singapore and in the U.S.
•	Methods and elements of STAR® technology, in Japan, Korea and the U.S.
•	Improved methods for quantifying influenza antigens, in the U.S.

Post Balance Sheet Events:

•	Crucell today announces that South Korean-based NeoPharm Co. Ltd., signed a PER.C6® research license agreement for the development of undisclosed recombinant proteins and antibodies. Financial details of the agreement were not disclosed. [April 2010]

•	Crucell also signed two additional PER.C6® research license agreements with undisclosed companies for the development of recombinant proteins and antibodies.

Financial Review First Quarter 2010

Total Revenues and Other Operating Income
Total revenues and other operating income amounted to €65.7 million for the first quarter of 2010, a decrease of 11% compared to the same quarter of 2009. The decrease in product sales was attributable to the timing of shipments of Quinvaxem®.

Product sales in the first quarter of 2010 decreased 22% over the same quarter in 2009 to €49.3 million and represent sales of paediatric vaccines (53%), travel and endemic vaccines (32%), and other products (15%).

License revenues were €7.5 million in the first quarter, an increase of €3.0 million compared to the first quarter of 2009. The increase is mainly due to the recognition of revenues from the Johnson & Johnson collaboration.

Service fees for the quarter were €1.2 million, compared to €2.9 million in the same quarter of 2009. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Other operating income was €7.7 million for the quarter, compared to €3.2 million in the first quarter of 2009, reflecting a higher level of R&D reimbursements under our agreement with Johnson & Johnson and certain onetime transactions.

Cost of Goods Sold
Cost of goods sold for the first quarter of 2010 amounted to €34.9 million. €34.5 million represents product costs; and €0.3 million the cost of service and license activities.

Gross margins were 40%, compared to 45% in the first quarter of 2009. Gross margins were negatively influenced by foreign exchange effects related to the Korean Won versus the Euro and versus the US Dollar over the past year.

Expenses
Total expenses consisted of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the first quarter were €35.1 million, representing a €2.6 million increase over the same period in 2009.

R&D expenses for the first quarter amounted to €20.0 million, representing an increase of €4.7 million versus the first quarter of 2009. The increase of 31% is in line with full year guidance.

SG&A expenses for the quarter were €15.1 million compared to €17.2 million in the first quarter of 2009. This reduction was mainly due to lower selling expenses and certain one-time effects.

Operating loss was €4.3 million in the first quarter of 2010 compared to €2.4 million operating profit in the same quarter of 2009.

The company recorded a €0.1 million income tax gain in the first quarter of 2010. In Korea we obtained a further improvement on our tax holiday facility, leading to a one-time non cash tax benefit in Q1 2010.

Net Result
Net result of minus €2.3 million was reported in the first quarter of 2010 versus a net result of €0.2 million in the same quarter of 2009. Net loss per share in the first quarter of 2010 is €0.03, compared to a net result per share of €0.00 in the same period of 2009.

Balance Sheet
Tangible fixed assets amounted to €211.8 million on March 31, 2010. Intangible assets amounted to €80.1 million, including acquired in-process research and development, developed technology, patents and trademarks, the value of customer and supplier relationships, and capitalized IT investments.

Investments in associates and joint ventures amounted to €14.1 million and mainly represent investments in AdImmune and the PERCIVIA PER.C6® Development Center. Crucell's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on March 31, 2010 amounted to €769.1 million. A total of 81.7 million ordinary shares were issued and outstanding on March 31, 2010.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €45.8 million during the first quarter to €282.1 million. In addition, short term financial assets amount to €100.6 million and represent deposits with maturities over 90 days, bringing quarter-end cash and short-term liquidities to €382.7 million.

Net cash used in operating activities in the first quarter was €14.6 million, compared to €20.1 million in the same quarter of 2009. Although cash flow before changes in net working capital decreased in the quarter compared to the same quarter of 2009, the effect was more than offset by working capital movements in the first quarter of 2010.

Cash used in investing activities amounted to €16.5 million, which includes the investment in the new production facility in Korea, in process development and in information systems.

Net cash used in financing activities in the first quarter was €18.6 million, compared to €4.5 million in the same quarter of 2009 due to the repayment of outstanding loans in Korea.

Annual Report
Crucell N.V. has filed our 2009 Annual Report and Form 20-F with the U.S. Securities and Exchange Commission as well as published our Statutory Annual Accounts for the year 2009 on April 7, 2010. This year’s report, radiating Crucell’s new branding, includes a comprehensive section on Crucell's commitment to corporate social responsibility (CSR). Our CSR strategy is part of Crucell’s strategy to make Crucell a world-class biopharmaceutical player.

Change in accounting policy
As of January 1, 2009, Crucell changed its accounting policy of recognizing actuarial gains and losses for its defined benefit pensions plans. The new policy requires that all actuarial gains and losses are recognized in ‘other comprehensive income’ in the period which they occur. Prior to this change all actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions were accounted for in line with the ‘corridor’ method, which allowed deferral of these results. The new policy provides more relevant and timely information as all transactions and events of a defined benefit postretirement plan are recognized in the period in which they occur. Comparative amounts were adjusted as if the new accounting policy had always been applied. The change in accounting policy had an effect of € 1.0 million on total equity as of January 1, 2009 and no effect on the net result for Q1 2009.

Conference Call and Webcast
At 14:00 Central European Time (CET), Crucell’s management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 15 minutes prior to the event:
+44 20 7138 0845 for the UK;
+1 212 444 0896 for the US; and
+3120 201 5469 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the fast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine called Quinvaxem®. Quinvaxem® protects against five important childhood diseases and over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. Through Quinvaxem® and its innovation, Crucell has become a major partner in protecting children in developing countries. Crucell’s core portfolio also includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Argentina, China, Italy, Korea, Spain, Sweden, Switzerland, UK and the USA. The Company employs over 1200 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

Financial Calendar
4 June 2010	Annual General Meeting of Shareholders
17 August 2010	Q2 Results 2010
9 November 2010	Q3 Results 2010
15 February 2011	Q4/FY Results 2010

For further information please contact Crucell:
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
in EUR '000 (except per share data)

	3 months ended
	March 31,

	2010	2009
	unaudited	unaudited

Product sales	49,268	63,119
License revenues	7,493	4,481
Service fees	1,243	2,883

Total revenue	58,004	70,483

Cost of product sales	-34,520	-36,142
Cost of service and license fees	-338	-2,638

Total cost of goods sold	-34,858	-38,780

Gross margin	23,146	31,703

Government grants	3,920	750
Other income	3,748	2,457

Total other operating income	7,668	3,207

Research and development	-19,994	-15,319
Selling, general and administrative	-15,113	-17,217

Total other operating expenses	-35,107	-32,536

Operating profit/(loss)	-4,293	2,374

Financial income & expenses	181	-112
Results investments in non-consolidated companies	1,756	321
Profit/(loss) before tax	-2,356	2,583

Income tax	94	-2,401

Profit/(loss) for the period	-2,262	182

Net profit/(loss) per share - basic	-0.03	0.00
Weighted average shares outstanding - basic	81,501	66,127

Net profit per share - diluted	-0.03	0.00
Weighted average shares outstanding - diluted	82,625	67,571

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
in EUR '000

	March 31	December 31

	2010	2009
	unaudited	audited

ASSETS
Non-current assets
Plant and equipment, net	211,760	192,615
Intangible assets	80,139	75,398
Goodwill	49,109	46,824
Investments in associates and joint ventures	14,106	11,433
Net pension asset	3,037	2,923
Available-for-sale investments	14,194	10,441
Other financial assets	15,671	16,426

	388,016	356,060

Current assets
Cash and cash equivalents	282,050	327,837
Financial assets, short-term	100,632	100,286
Trade accounts receivables	54,456	87,031
Inventories	145,641	118,420
Other current assets	27,503	21,497

	610,282	655,071

TOTAL ASSETS	998,298	1,011,131

LIABILITIES AND EQUITY
Total equity attributable to equity holders of the parent	769,061	738,265

Non-current liabilities
Long-term financial liabilities	29,637	33,533
Long-term provisions	7,528	6,853
Deferred tax liabilities	17,347	18,830
Other non-current liabilities and deferred income	53,097	55,484

	107,609	114,700

Current liabilities
Accounts payable	63,306	79,099
Short-term financial liabilities	3,547	18,767
Other current liabilities and deferred income	44,935	47,512
Tax payable	9,170	12,049
Short-term provisions	670	739

	121,628	158,166

Total liabilities	229,237	272,866

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	998,298	1,011,131

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
in EUR '000

	3 months ended
	March 31,

	2010	2009
	unaudited	unaudited

Cash flows from/(used in) operating activities
Profit/(loss) before tax for the period	-2,356	2,583

Adjustments
Results of investments in associates and joint ventures	-1,756	-321
Financial income and expenses	-181	2,677
Amortization	2,648	2,949
Depreciation	4,567	5,285
Non-cash change in long-term deferred income and provisions	-4,640	-862
Stock based compensation	1,930	2,045
Other non-cash items	0	42
	212	14,398
Change in net working capital
Trade accounts receivable and other current assets	31,563	-10,245
Inventories	-16,367	-10,701
Trade accounts payable and other current liabilities	-25,086	-10,687
Interest paid	-904	-989
Income taxes paid	-6,337	-974
Receipts from / (payments of) deferred income and provisions	2,345	-861

Net cash from/(used in) operating activities	-14,574	-20,059

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-14,864	-7,744
Proceeds from sale of equipment	0	17
Acquisitions of intangible assets (including goodwill)	-3,074	-140
Proceeds from/(investments in) financial assets	344	-244
Interest received	1,090	768

Net cash from/(used in) investing activities	-16,504	-7,343

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	1,517	5,978
Proceeds from financial liabilities	50	54
Repayment of financial liabilities	-20,127	-10,496

Net cash from (used in) financing activities	-18,560	-4,464

Effects of exchange rate on cash and cash equivalents	3,851	-2,261

Net increase/(decrease) in cash and cash equivalents	-45,787	-34,127
Cash and cash equivalents at beginning of the period	327,837	170,969

Cash and cash equivalents at end of the period	282,050	136,842

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
in EUR '000

	3 months ended
	March 31,

	2010	2009
	unaudited	unaudited

Profit/(loss) for the period	-2,262	182

Foreign currency translation	26,006	-5,743
Unrealized result on available for sale securities	3,708	2,804
Actuarial gains / losses on pensions	-398	0
Result unrealized cash flow hedges	295	703

Other comprehensive income for the period	29,611	-2,236

Total comprehensive income for the period	27,349	-2,054

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
in EUR '000

	Issued capital	Share premium	Net unrealized gains reserve	Hedging reserve	Actuarial gains / losses	Translation reserve	Accumulated deficit	Total

At January 1, 2009	15,800	743,746	3,254	-685	1,214	-32,852	-277,943	452,534
Issue of shares	161	5,817	0	0	0	0	0	5,978
Costs share based payment transactions	0	2,045	0	0	0	0	0	2,045
Total comprehensive income for the period	0	0	2,804	703	0	-5,743	182	-2,054

At March 31, 2009	15,961	751,608	6,058	18	1,214	-38,595	-277,761	458,503

At January 1, 2010	19,547	988,996	8,473	57	-5,217	-19,586	-254,005	738,265
Issue of shares	52	1,465	0	0	0	0	0	1,517
Costs share based payment transactions	0	1,930	0	0	0	0	0	1,930
Total comprehensive income for the period	0	0	3,708	295	-398	26,006	-2,262	27,349

At March 31, 2010	19,599	992,391	12,181	352	-5,615	6,420	-256,267	769,061

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
May 11, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations